UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Telemig Celular Participacoes S.A.

(Name of Issuer)

Preferred shares

(Title of Class of Securities)

87944E105

(CUSIP Number)

Gaylord Macnack
Flevolaan 41A
1411 KC NAARDEN
P.O. Box 5081
1410 AB NAARDEN
The Netherlands
+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Sarika Doshi, Esq.
Herbert Smith LLP
Exchange House, Primrose Street
London EC2A 2HS
United Kingdom
+44 207 466 2450

7 November 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stichting Administratiekantoor Talpa Beheer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Beheer BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(1) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Capital Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP I BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund I CV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

CUSIP No. 87944E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johannes Hendrikus Hubert de Mol

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,595,480,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,595,480,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,595,480,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.16% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons own 579,774 American Depositary Shares, each representing 20,000 preferred shares of Telemig Celular Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 224,669,035,000 preferred shares of Telemig Celular Participacoes S.A. outstanding as of 30 June 2006, as reported on the issuer’s quarterly report for the period ended 30 June 2006 and filed with the Brazilian Securities Commission.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates to 579,774 American Depositary Shares, representing 11,595,480,000 preferred shares (the “Shares”) of Telemig Celular Participacoes S.A. (the “Company”).

The Company’s principal offices are located at SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste, Sala 702-A, 70714-000 Brasilia-DF, Brazil.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Stichting Administratiekantoor Talpa Beheer (“Stichting”), Talpa Beheer BV (“Talpa”), Talpa Capital Holding BV (“Talpa Capital Holding”), Cyrte Investments BV (“Cyrte Investments”), Cyrte Investments GP I BV (“Cyrte Investments GP”), Cyrte Fund I CV (“Cyrte Fund”), and Mr. Johannes Hendrikus Hubert de Mol (“JDM” and, together with Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Investments GP, and Cyrte Fund, the “Reporting Persons”).  Stichting owns all of the outstanding capital stock of Talpa.  Talpa has a majority ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund.  Talpa Capital Holding has a majority ownership interest in Cyrte Investments, a majority owned subsidiary of Talpa, the manager of the investment portfolio held by Talpa and the owner of all of the outstanding capital stock of Cyrte Investments GP.  Cyrte Investments GP is the general partner of Cyrte Fund and JDM is the sole director of Talpa.

(b) The business address of Stichting, Talpa and JDM is Burgemeester A. Colijnweg 2, 1182 AL Amstelveen, The Netherlands. The business address of Talpa Capital Holding, Cyrte Investments, Cyrte Investments GP and Cyrte Fund is Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands.

(c) Stichting owns all of the outstanding capital stock of Talpa.  The principal business of Talpa and Cyrte Investments is investment management.  One of the principal businesses of JDM and Stichting is to direct the activities of Talpa and other media-related interests including Talpa Media Holding BV, a direct and wholly-owned subsidiary of Talpa. Talpa Capital Holding is a holding company and solely holds shares in Cyrte Investments.  Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund.  Cyrte Fund is an investment fund which invests in listed and non-listed equity securities in the technology, media and telecommunication sectors.

(d) JDM has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) JDM has not not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) JDM is a citizen of The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration
Cyrte Fund obtained the funds to purchase the Shares from capital contributions made to its working capital by its limited partners.
Item 4.	Purpose of Transaction

The Reporting Persons are acquiring the Shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company’s most recently quarterly report filed with the Brazilian Securities Commission, there were 224,669,035,000 preferred shares of the Company outstanding as of 30 June 2006.  Cyrte Investments GP directly owns 11,595,480,000 preferred shares of the Company, on behalf of Cyrte Fund, representing 5.16% of the Company’s outstanding preferred shares.  Each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund, and JDM do not directly own any shares of the Company’s preferred shares.  However each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund, and JDM may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Company’s preferred shares directly owned by Cyrte Investments GP by virtue of the fact that: Stichting owns all of the outstanding capital stock of Talpa;  JDM is the sole director of Talpa, an entity which has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund; Talpa Capital Holding has a 75% ownership interest in Cyrte Investments;  Cyrte Investments is the manager of the investment portfolio held by Talpa and owns all of the outstanding capital stock of Cyrte Investments GP; and Cyrte Investments GP is the general partner of Cyrte Fund.

(c) During the past 60 days, Cyrte Investments GP has acquired shares in the Company in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

(d) F.J. Botman Holding BV, as a minority shareholder of Talpa Capital Holding, and NIBC Investments Management NV, as a minority shareholder of Cyrte Investments, will have the right to receive dividends from, or proceeds from the sale of, the Company’s preferred shares owned by the Reporting Persons.

(e) Not applicable. Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement – Provided herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
November 14, 2006

Signature
/s/ F.J. Botman
Stichting Administratiekantoor Talpa Beheer

Date
November 14, 2006

Signature
/s/ F.J. Botman
Talpa Beheer BV

Date
November 14, 2006

Signature
/s/ F.J. Botman
Talpa Capital Holding BV

Date
November 14, 2006

Signature
/s/ F.J. Botman
Cyrte Investments BV

Date
November 14, 2006

Signature
/s/ F.J. Botman
Cyrte Investments GP I BV

Date
November 14, 2006

Signature
/s/ F.J. Botman
Cyrte Fund I CV

Date
November 14, 2006

Signature
/s/ F.J. Botman
John de Mol

SCHEDULE I

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

All the shares of the Company acquired as described in the table below were acquired by Cyrte Investments GP.

Trade Date	Shares Acquired	Share Price (USD)
8/09/06	16,100	37.3811
11/09/06	51,400	37.5803
12/09/06	28,700	37.3446
13/09/06	20,000	37.0747
14/09/06	25,400	36.8141
15/09/06	13,200	37.2294
18/09/06	4,400	37.7711
19/09/06	19,100	37.2365
20/09/06	38,500	37.1634
21/09/06	39,800	37.1868
22/09/06	13,300	36.7864
25/09/06	17,200	37.0280
26/09/06	19,800	37.1501
27/09/06	15,000	36.6909
7/11/06	20,000	37.0240